Exhibit 99.1

NEWS RELEASE
Precision Drilling Trust Announces Pricing of
U.S.$172.5 Million Public Offering of Trust Units

Calgary, Alberta, Canada – February 9, 2009

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust ("Precision" or the "Trust") announced that it has entered into an underwriting agreement today to issue a total of 46,000,000 trust units (the "Trust Units") at a price of U.S.$3.75 per Trust Unit (the "Offering") to raise aggregate gross proceeds of U.S.$172,500,000.

The Offering is being underwritten by a syndicate of underwriters jointly led by RBC Capital Markets and Deutsche Bank Securities Inc. and including TD Securities Inc., HSBC Securities (Canada) Inc., Cormark Securities Inc., FirstEnergy Capital Corp. and Tristone Capital Inc. (collectively, the "Underwriters").

The Trust Units will be offered to the public in Canada and the United States through the Underwriters or their affiliates. Precision has also granted the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 6,900,000 Trust Units at a price of U.S.$3.75 per Trust Unit, for additional gross proceeds of U.S.$25,875,000, exercisable, in whole or in part, from time to time, not later than the 30th day following the closing of the Offering.  It is presently expected that the Offering will close on February 18, 2009.   If the Underwriters' Option is exercised in full, total gross proceeds of the Offering would be U.S.$198,375,000.

The Trust Units will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada and the United States under Precision’s base shelf prospectus dated February 4, 2009, which was previously filed with securities regulatory authorities in each of the provinces of Canada and in the United States under the multi-jurisdictional disclosure system.

The proceeds of the Offering will be used to fund the repurchase of outstanding convertible notes which were assumed in connection with Precision's acquisition of Grey Wolf, Inc. in December 2008 and for which a subsidiary of Precision has made a "change of control" offer on January 22, 2009.   The Trust anticipates that holders of convertible notes will tender their notes to the offer and the tendered notes will be repurchased on March 23, 2009. To the extent that the net proceeds of the Offering exceed the amount payable for the convertible notes tendered to the offer, such proceeds will be used to fund capital expenditures and for general corporate purposes of Precision.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251

- Page 2 -

This news release is not an offer to sell Trust Units and is not soliciting an offer to buy Trust Units. The Trust has applied to list the Trust Units offered by the prospectus supplement on each of the Toronto Stock Exchange and the New York Stock Exchange.  Listing will be subject to the Trust fulfilling all of the listing requirements of each of the Toronto Stock Exchange and the New York Stock Exchange.

You may obtain a copy of the base shelf prospectus and the prospectus supplement from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5H 2X4 (fax: 416-313-6066) in Canada or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Centre, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (fax: 212-428-6260), or from Deutsche Bank Securities, Prospectus Department, at 100 Plaza One, Jersey City, New Jersey 07311, (800) 503-4611.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

Cautionary Statement Regarding Forward-Looking Statements

Statements about Precision's expectations and all other statements in this news release, other than historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements may also constitute "forward-looking information" within the meaning of applicable Canadian securities legislation.  These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of Precision's control, which could cause actual results to differ materially from such statements.  Forward-looking statements or information in this news release include but are not limited to: the timing and completion of the Offering, the use of proceeds of the Offering, the tender of convertible notes to the "change of control" offer and the listing of the Trust Units issued pursuant to the Offering on each of the TSX and NYSE.  Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the principal amount of convertible notes tendered to the "change of control" offer, changes in market conditions, the failure to close the Offering on the terms disclosed herein and failure to obtain required regulatory approvals.  Readers are cautioned not to place undue reliance on forward-looking information.  No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits Precision will derive therefrom.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251

- Page 3 -

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251